July 27, 2021

VIA EDGAR SUBMISSION

Securities Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Harbor Custom Development, Inc.

Withdrawal of Amendment to Registration Statement on Form POS AM

Filed on July 13, 2021

File No. 333-256918

To Whom it May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Harbor Custom Development, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form POS AM (File No. 333-256918) and exhibits thereto (the “Post-Effective Amendment No. 1 to Registration Statement”). The Post-Effective Amendment No. 1 to Registration Statement was filed with the Commission on July 13, 2021.

The Post-Effective Amendment No. 1 to Registration Statement was inadvertently filed twice due to two file numbers being noted on the cover page of the document. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment No. 1 to Registration Statement on Form POS AM, File No. 333-256918 as soon as reasonably practicable. There have been no sales conducted pursuant to the Post-Effective Amendment No. 1 to Registration Statement filed on July 13, 2021.

If you have any questions regarding this application for withdrawal, please contact Lynne Bolduc, of FitzGerald Yap Kreditor LLP at (949) 788-8900.

Very Truly Yours,

Harbor Custom Development, Inc.

By:	/s/ Sterling Griffin
Its:	Chief Executive Officer and President